[LETTERHEAD OF WIEN & MALKIN LLP]

May 25, 2006

To Participants in 250 West 57th St. Associates L.L.C.

Federal Identification Number 13-6083380

We enclose the annual report of 250 West 57th St. Associates L.L.C. ("Associates") for the year ended December 31, 2005. Associates, which is treated as a partnership for income tax purposes, owns the Fisk Building at 250 West 57th Street, New York City. Associates' annual report on Form 10-K for the year 2005 has been filed with the SEC and is available on its website at www.sec.gov. Historical and more detailed information can be found in our 10-K.

The reported income for 2005 was $1,633,312. This was less than distributions of $2,324,771, representing current monthly distributions totaling $720,000 per annum and the additional distribution of $1,604,771, which was paid to participants on November 30, 2005. The difference results primarily from depreciation of building improvements and amortization of mortgage refinancing costs and leasing commissions.

Since the inception of this investment, a portion of the distributions has constituted a return of capital, and has not been reportable as income. As a result, the book value on December 31, 2005 of an original cash investment of $10,000 was a deficit balance of $7,424.

Additional rent for the lease year ended September 30, 2005 was $2,535,579 (including $54,215 of interest earned and retained on funds borrowed for the improvement program) or an excess of $1,783,579 over advances of $752,000 by the lessee against additional rent ($720,000 to participants, $32,000 to Wien & Malkin LLP). As approved by the participants, Wien & Malkin receives an additional payment of 10% of distributions in excess of 15% per annum on the original cash investment of $3,600,000. After deducting $500 for the annual New York State 2006 LLC filing fees, $1,783,079 was available for distribution. Accordingly, Wien & Malkin received $178,308 of the additional rent and the balance of $1,604,771 was distributed to the participants on November 30, 2005. The additional distribution of $1,604,771 represented an annual return of about 44.6% on the original cash investment of $3,600,000. Regular monthly distributions are at the rate of 20% per annum on the cash investment so that total distributions for the year ended December 31, 2005 to investors were about 64.6% on the original cash investment.

Building improvement and tenant installation costs in excess of $20,000,000 have been incurred through 2005 and paid by Associates through its borrowing facility, in accord with the program approved by the participants. This comprehensive upgrade of the property and the replacement of Helmsley-Spear, Inc. as the managing agent by the operating lessee continue to improve the property and its operating profit.

Schedule K-1 forms (Form 1065), containing 2005 tax information, were mailed on March 27, 2006.

If you have any question about the enclosed material, please communicate with our office.

Cordially yours,

WIEN & MALKIN LLP

By: Mark Labell

ML:mjt

Enc.

[LETTERHEAD OF J.H. COHN LLP]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in 250 West 57th Street Associates L.L.C. (a limited liability company):

We have audited the accompanying balance sheet of 250 West 57th Street Associates L.L.C. as of December 31, 2005, and the related statements of income, members' deficiency and cash flows for the year then ended. These financial statements are the responsibility of Associates' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 250 West 57th Street Associates L.L.C. at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

New York, New York

March 24, 2006

250 WEST 57TH STREET ASSOCIATES L.L.C.
	(a Limited Liability Company)
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Real estate at 250 West 57th Street, New York City:
Building	$ 4,940,682
Less: accumulated depreciation	4,940,682	$ -

Building improvements	21,519,971
Less: accumulated depreciation	1,882,504	19,637,467
Land		2,117,435

Cash and cash equivalents:
Cash in banks	184,109
Cash in distribution account held
by Wien & Malkin LLP	60,000
Fidelity U.S. Treasury Income Portfolio	7,555,329	7,799,438

Leasing commissions	980,314
Less: accumulated amortization	144,749	835,565

Mortgage refinancing costs	868,857
Less: accumulated amortization	69,287	799,570
Total assets		$ 31,189,475

LIABILITIES AND MEMBERS' DEFICIENCY
Liabilities:
Mortgages payable		$ 30,500,000
Accrued interest and other expenses		133,528
Accrued building expenses		1,091,468
Due to Fisk Building Associates L.L.C.		2,137,266
Total liabilities		33,862,262

Commitments and contingencies
Members' deficiency		(2,672,787)

Total liabilities and members' deficiency		$ 31,189,475

250 WEST 57TH STREET ASSOCIATES L.L.C.
(a Limited Liability Company)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

Income:
Basic rental income		$ 1,266,162
Additional rental income		2,481,364
Interest and dividend income		100,008
Total income		3,847,534

Expenses:
Interest expense		1,235,058
Supervisory services		238,308
Professional fees		6,130
Miscellaneous		5,035
Total expenses		1,484,531

Income before depreciation and amortization		2,363,003

Depreciation and amortization expense:
Depreciation of building improvements		$ 444,987
Amortization of mortgage refinancing costs		163,763
Amortization of leasing commissions		120,941
Total depreciation and amortization expense		729,691

Net income		$ 1,633,312

250 WEST 57TH STREET ASSOCIATES L.L.C.
(a Limited Liability Company)
STATEMENT OF MEMBERS' DEFICIENCY
YEAR ENDED DECEMBER 31, 2005

Members' deficiency, January 1, 2005		$ (1,981,328)

Add: net income for the year ended December 31, 2005		1,633,312

Less distributions to members:
Monthly distributions January 1, 2005 through December 31, 2005	$ 720,000
Distribution on November 30, 2005 of additional rent for the lease
year ended September 30, 2005	1,604,771	2,324,771

Members' deficiency, December 31, 2005		$ (2,672,787)

The book value of a $5,000 unit in 250 West 57th St. Associates L.L.C. was a deficit of $3,712 at December 31, 2005, representing such unit's proportionate share of the entity's stated capital deficit as of that date.

250 WEST 57TH STREET ASSOCIATES L.L.C.
(a Limited Liability Company)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:

Net income	$ 1,633,312
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation of building improvements	444,987
Amortization of mortgage refinancing costs	163,763
Amortization of leasing commissions	120,942
Change in leasing commissions	(267,440)
Change in accrued interest and other expenses	(784,299)

Net cash provided by operating activities	1,311,265

Cash flows from investing activities:
Purchases of building improvements	(4,796,570)
Change in accrued building costs	(1,390,257)

Net cash used in investing activities	(6,186,827)

Cash flows from financing activities:
Proceeds from mortgage payable	27,500,000
Payments of mortgage	(15,500,000)
Payments for refinancing costs	(264,154)
Advances from Fisk Building Associates L.L.C.	1,172,008
Distributions paid:
Monthly distributions January 1, 2005 through December 31, 2005	(720,000)
Distribution on November 30, 2005 of
balance of additional rent for the
lease year ended September 30, 2005	(1,604,771)

Net cash provided by financing activities	10,583,083

Net change in cash and cash equivalents	5,707,521

Cash and cash equivalents, beginning of year	2,091,917

Cash and cash equivalents, end of year	$ 7,799,438

  Business Activity

  250 West 57th Street Associates L.L.C. ("Associates") is a New York State limited liability entity which owns commercial property at 250 West 57th Street in New York City. The property is net leased to Fisk Building Associates L.L.C. (the "Net Lessee").

  Summary of Significant Accounting Policies

Cash and cash equivalents

Cash and cash equivalents include investments in money market funds and all highly liquid debt instruments purchased with a maturity of three months or less when acquired.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Land, buildings, building improvements and depreciation

Land, buildings and building improvements are stated at cost. The building and building improvements of $688,000 have been fully depreciated.

In connection with the building improvements program which began in 1999 (see Note 9), costs totaling $20,831,971 at December 31, 2005 have been incurred for new building improvements which have been put into service. These assets are depreciated on the straight-line method by annual charges to operations calculated to absorb the cost of assets over their estimated lives.

Valuation of long - lived assets

Associates periodically assesses the carrying value of long-lived assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When Associates determines that the carrying value of long-lived assets may be impaired, the measurement of any impairment is based on a projected cash flows method.

Mortgage refinancing costs, leasing commissions and amortization

Mortgage refinancing costs are being amortized ratably over the respective terms of the mortgage.

  Summary of Significant Accounting Policies (continued)

Leasing commissions represent reimbursements to the lessee for commissions incurred for new tenants. They are being amortized over the terms of the individual tenant leases.

Revenue Recognition

Basic rental income, as defined in a long-term lease, is equal to the current mortgage requirements for interest and amortization plus a fixed amount. Associates records basic rental income as earned on a monthly basis. Primary additional rent represents the lesser of a base amount or the net profits of the Net Lessee as defined and is recorded ratably over the twelve month period. Secondary additional rent is based on the net profits of the Net Lessee and is recorded by Associates when such amount becomes determinable.

  Mortgage Payable

  On December 29, 2004, a mortgage was placed on the property in the amount of $30,500,000 with Prudential Insurance Company of America, of which $15,500,000 was used to pay off without penalty the prior first mortgage scheduled to mature on December 1, 2005 and the remainder is being used to finance capital improvements as needed. At closing, $3,000,000 was drawn and the remaining $27,500,000 was drawn during 2005. The initial draw and all subsequent draws require constant equal monthly payments of interest only, at the rate of 5.33% per annum until August 5, 2007. On September 5, 2007 equal monthly payments are required to be applied to interest and principal calculated on a twenty-five year amortization schedule. The mortgage matures on December 5, 2014.

  The mortgage may be prepaid at any time, in whole only, upon payment of a prepayment penalty based on a yield maintenance formula. There is no prepayment penalty if the mortgage is paid in full during the last 90 days of the term.

  The following is a schedule of future minimum principal payments in each of the five years subsequent to December 31, 2005:

  Year ending

  December 31,

  2006 $ -

  2007 183,893

  2008 572,044

  2009 608,395

  2010 642,099

  Thereafter 28,493,569

  Total $30,500,000

  3. Mortgage Payable (continued)

  The real estate is pledged as collateral for the mortgage.

  The estimated fair market value of Associates' mortgage debt based on the available market information is approximately $27,543,000 as of December 31, 2005.

  Rent Income

  The net lease, as modified, effective October 1, 1984, provides for a renewal term of 25 years from October 1, 2003 through September 30, 2028. The participants in Associates have consented to the granting of options to the Net Lessee to extend the lease for three additional 25 year renewal terms expiring in 2103. There is no change in the terms of the lease during the renewal periods. Basic annual rent income is equal to the sum of $28,000 plus the installment payments for interest and amortization (not including any balloon principal payment due at maturity) required annually under the $30,500,000 first mortgage.

  Primary additional rent income is equal to the lesser of $752,000 per annum or the net operating profit of the Net Lessee, as defined in the lease modification, after deduction of basic rent. Advances against primary additional rent income are paid by the Net Lessee based on its net operating profit for the prior year, up to a maximum amount of $752,000. Primary additional rent income for the lease year ended September 30, 2005 was $752,000.

  Advances against primary additional rent income of $752,000 per annum for the lease year ending September 30, 2006 are currently being paid. No other additional rent income is accrued by Associates for the period between the end of the lease year ending September 30 and Associates' calendar year ending December 31. Primary additional rent income is included in additional rent income in the accompanying financial statements.

  Secondary additional rent income is equal to 50% of the net operating profit of the Net Lessee, as defined, after payment of basic rent income and primary additional rent income for lease years ending September 30. Secondary additional rent income for the lease year ended September 30, 2005 was $1,729,364 and is included in additional rent income in the accompanying financial statements.

  Related Party Transactions

  (a) Rent Income

  All rent income is received by Associates from the Net Lessee, a related party, some of whose members are also members in Associates. Beneficial interests in the Net Lessee are held by one or more persons at Wien & Malkin, their family members and/or trusts, limited liability companies or similar entities owned for their family members.

  (b) Supervisory and Other Services

  Supervisory and other services are provided to Associates by Wien & Malkin, a related party in which Peter L. Malkin, a member in Associates, has an interest. Beneficial interests in Associates are held by one or more persons at Wien & Malkin, their family members and/or trusts, limited liability companies or similar entities owned for their family members. Basic fees for supervisory services are $40,000 per annum. Wien & Malkin receives an additional payment equal to 10% of all distributions received by the participants in excess of 15% per annum on the original cash investment of $3,600,000. For tax purposes, such payment is recognized as a profits interest and the Supervisor is treated as a partner, all without modifying each Participant's distributive share of reportable income.

  Transactions in 2005 with Wien & Malkin were as follows:

  Basic supervisory services $ 40,000

  Additional payment 198,308

  $ 238,308

  Income Taxes

  Net income is computed without regard to income tax expense since Associates does not pay a tax on its income; instead, any such taxes are paid by the participants in their individual capacities.

  Concentration of Credit Risk

  Associates maintains cash balances with two banks and a money market fund (Fidelity U.S. Treasury Income Portfolio). The bank balances are insured by the Federal Deposit Insurance Corp. up to $100,000 each. At December 31, 2005, Associates had balances of approximately $63,500 that were not insured. The distribution account held by Wien & Malkin and the Fidelity U.S. Treasury Income Portfolio are not insured. The funds held in the distribution

  7. Concentration of Credit Risk (continued)

  account were paid to the participants on January 1, 2006. Funds held by Associates are placed in high quality institutions in order to minimize the risk.

  Contingencies

Wien & Malkin and Peter L. Malkin, a member in Associates, have been engaged in a proceeding with the former Net Lessee's managing agent, Helmsley-Spear, Inc. commenced in 1997, concerning the management, leasing, and supervision of the property that is subject to the net sublease to the operating sublessee. In this connection, certain legal and professional fees and other expenses have been paid and incurred by Wien & Malkin and Mr. Malkin, and additional costs are expected to be incurred. Wien & Malkin and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) competent tribunal authorizes payment or (b) an investor voluntarily agrees that his or her proportionate share be paid. Accordingly, Associates' allocable share of such costs is as yet undetermined, and Associates has not provided for the expense and related liability with respect to such costs in these financial statements.

The original action was commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the Arbitrators, which was confirmed by the court, (i) reaffirmed the right of the investors in the sublessee to vote to terminate Helmsley-Spear, Inc. without cause, (ii) dismissed Helmsley-Spear, Inc.'s claims against Wien & Malkin LLP and Peter L. Malkin, and (iii) rejected the termination of Helmsley-Spear, Inc. for cause. The parts of the decision under appeal were initially affirmed by the Appellate Division, and the New York Court of Appeals declined to review such ruling. On October 6, 2003, the United States Supreme Court granted Wien & Malkin's petition, vacated the judgment of the Appellate Division and remanded the case to the New York court for further consideration of the issues raised by Wien & Malkin's appeal.

On October 14, 2004, the Appellate Division issued a unanimous decision reversing the Arbitrators. The Appellate Division decided (i) that there was a covert assignment without Net Lessee's knowledge or consent and (ii) that the corporation controlled by Irving Schneider and now named "Helmsley-Spear," which has represented itself to be Net Lessee's managing agent since September 1997, in fact never received a valid assignment to become Net Lessee's managing agent. Net Lessee's previously authorized managing agent, the original corporation named "Helmsley-Spear," was owned by Harry B. Helmsley and is no longer active. On May 10, 2005, Helmsley-Spear was granted leave to appeal the Appellate Division's decision and

8. Contingencies (continued)

on February 21, 2006 the Court of Appeals reversed the decision of the Appellate Division and reinstated the decision of the Arbitrators, including items (i), (ii), and (iii) in the preceding paragraph. Wien & Malkin and Peter Malkin are reviewing possible appeal of this ruling.

In January 1998, Irving Schneider, who is one of the controlling principals of Helmsley-Spear, and is a 5% member in the Net Lessee, brought litigation against Associates' supervisor, Wien & Malkin and member, Peter L. Malkin, claiming misconduct and seeking damages and disqualification from performing services for the Net Lessee. In March 2002, the court dismissed Mr. Schneider's claims. Although Mr. Schneider thereafter appealed this dismissal, the claim has now been withdrawn and is no longer pending.

At the Net Lessee's May 20, 2002 special meeting, a vote of the investors was conducted on proposals for the removal without cause of Helmsley-Spear as managing and leasing agent and its replacement by a designated independent firm, including payment by the Net Lessee of the expenses for the preparation of the solicitation statement, the solicitation of votes, and the implementation of the new program. On May 21, 2002, the proponents of the proposals, Peter L. Malkin and Wien & Malkin, filed a court application to determine and confirm all investors' votes for removal without cause and replacement and to set the final date for Helmsley-Spear's termination. Helmsley-Spear filed objections, and on September 10, 2002 the court confirmed such votes and ruled that Helmsley-Spear has been discharged. Helmsley-Spear's subsequent appeals since September 2002 have been denied, and the proponents believe the time has expired for further Helmlsey-Spear appeal, so that the court's confirmation of the May 20, 2002 vote to replace Helmsley-Spear may now be considered final. Helmsley-Spear has indicated it believes it has further appeal rights but has not to date filed any further appeal. Since November 20, 2002, Helmsley-Spear is not the managing and leasing agent and has been replaced by Cushman & Wakefield, Inc.

In accord with the Net Lessee's May 20, 2002 vote, the expenses for the preparation of the solicitation statement, the solicitation of votes and the implementation of the new program are being paid by the Net Lessee. Such payments have totaled $290,179 from inception to December 31, 2005, including $75,000 to Wien & Malkin plus disbursements of $11,077.

There will be no material adverse effects on the financial statements as a result of this litigation.

  Building Improvements Program and Agreement to Extend Lease

In 1999, the participants in Associates and the Net Lessee approved an improvement program at the property (the "Program") originally budgeted at $7,650,000-$10,000,000, subsequently increased to $31,400,000 in 2004. The scope of the work has subsequently expanded and in 2006 the participants in Associates and the Net Lessee have been asked to approve a further increase in borrowing for the Program to approximately $63,900,000 plus refinancing costs under substantially the same conditions as had previously been approved.

The Net Lessee is financing the Program and billing Associates for amounts so advanced. The Program (1) grants the ownership of the improvements to Associates and acknowledges its intention to finance them through an increase in the fee mortgage (Note 3), and (2) allows for the increased mortgage charges to be paid by Associates from an equivalent increase in the basic rent paid by the Net Lessee to Associates. Since any additional rent will be decreased by one-half of that amount, the net effect of the lease modification is to have Associates and the Net Lessee share the costs of the Program equally, assuming additional rent continues to be earned.

The current term of the Net Lease expires in 2028 (Note 4). The participants in Associates have consented to the granting of options to the Net Lessee to extend the lease for three additional 25 year renewal terms expiring in 2103. To the extent of the Net Lessee's completion of additional enhancements pursuant to the approved Program, Associates will grant additional lease extension rights beyond 2103 in proportion to the net present benefit to Associates of the related increase in basic rent and the value of enhancements after completion, as determined at that time by the Agents in consultation with an independent expert.